Exhibit 99.1

ASX ANNOUNCEMENT

Benitec announces an institutional share placement and a 1 for 2 renounceable entitlement offer

•	Placement to leading global institutional investor

•	1 for 2 pro rata renounceable entitlement offer to eligible shareholders at AUD 17 cents, a 19% discount to the latest closing price

•	Major shareholder, Nant Capital LLC, and the Benitec Directors intend on taking up their full entitlement of AUD 5.1 million

Not for release to US newswire services in the United States

Sydney, Australia, 30 April 2018: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (“Benitec” or “the Company”) today announced the launch of a pro rata renounceable entitlement offer to eligible shareholders and an institutional placement to a new investor, Highbridge Capital Management LLC (Highbridge) (Placement). Under the Placement, Highbridge will be contributing A$2.6 million.

Jerel A Banks, M.D., Ph.D., Chairman of Benitec, said "On behalf of the Board of Benitec, I am pleased to invite shareholders to participate in Benitec’s next funding round to enable the Company to move further along the path of developing and commercialising its product pipeline.

This capital raising comes at an important and exciting time in Benitec's history. Benitec has opened a Phase 2 clinical study with its head and neck squamous cell carcinoma program, is progressing its oculopharyngeal muscular dystrophy (OPMD) program into the clinic in early 2019, and continues to develop its earlier stage technologies.

The Board has listened to Benitec's shareholders and is pleased to offer the opportunity to existing shareholders to acquire new ordinary shares at the same discounted price as the institutional placement to Highbridge. The Board is also pleased to have Highbridge, a leading global institutional investor, enter the register. Highbridge understands our technology and the sector in which Benitec operates."

Institutional Placement to Highbridge

The Company today announced the Placement to Highbridge. Under the Placement, the Company will issue 772,201 American Depositary Shares (ADS) (representing 15,444,020 new fully paid ordinary shares in the Company) to Highbridge. Highbridge is a leading global institutional investor. Highbridge is headquartered in New York with offices in London and Hong Kong.

The issue price under the Placement is US$2.59 per ADS, raising total proceeds from the Placement of approximately US$2 million. Each ADS is represented by 20 ordinary shares which, in the Placement, is the equivalent value of 17 Australian cents per ordinary share. The fully paid ordinary shares underlying the ADSs issued pursuant to the Placement are expected to be issued on Friday 4 May 2018. Shareholder approval is not required as the placement will be under the companies placement capacity made pursuant to rule 7.1.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Entitlement Offer

In addition to the Placement, the Company intends to undertake a 1 for 2 pro rata renounceable entitlement offer of fully paid ordinary shares in the Company (New Shares) to eligible shareholders which could raise up to approximately A$17 million (Entitlement Offer).

The offer price for the Entitlement Offer will be 17 Australian cents per New Share (Entitlement Offer Price), which is the same as the offer price under the Placement (converted into Australian dollars).1 The Entitlement Offer Price represents a:

•	19% discount to the latest closing price of 21 Australian cents; and

•	16.2% discount to the 10 day VWAP to 24 April 2018 of Benitec shares (the last trading day before this announcement).

Under the Entitlement Offer, eligible shareholders with registered addresses in Australia and New Zealand, and certain other jurisdictions in which the Company has decided to extend the Entitlement Offer, will be able to subscribe for one (1) New Share for every two (2) existing shares held at 7.00pm (Sydney time) on Thursday 3 May 2018 (Record Date) at the Entitlement Offer Price (Entitlements). Highbridge will not be eligible to participate in the Entitlement Offer.

Whilst the Entitlement Offer is not underwritten, the Company has received commitments from its largest shareholder, Nant Capital LLC (Nant Capital), to take up its full entitlement under the Entitlement Offer. Those directors of the Company owning shares in the Company have each indicated that they will take up their full entitlements under the Entitlement Offer.

The funds raised from the Placement and the Entitlement Offer will be used for general corporate purposes, including funding the progress of Benitec’s OPMD program towards clinical proof of concept and the continued funding of the scientific development of Benitec’s other pipeline programs.

Eligible shareholders who wish to apply to participate in the Entitlement Offer must do so by 5:00pm (Sydney time) on Monday 28 May 2018.

Eligible shareholders may also sell their entitlements on the ASX, with trading to commence of 2 May 2018 (on a deferred settlement basis), on 9 May 2018 (on a normal settlement basis) and conclude on 21 May 2018. Entitlements not taken up or sold will lapse and relevant shareholders will receive no value for their Entitlements.

1 The offer price under the Placement is US$2.59 per ADS. As 1 ADS represents 20 ordinary shares in the Company, this is approximately US$0.1295 per ordinary share, which is approximately the Entitlement Offer Price of A$0.17 when converted to Australian dollars.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

The Company has appointed Lodge Partners Pty Ltd as a nominee approved by the Australian Securities and Investments Commission under section 615 of the Corporations Act 2001 (Cth) (Nominee) in respect of those shareholders who are not eligible to receive Entitlements (Ineligible Shareholders).

The Company proposes to issue to the Nominee the Entitlements of Ineligible Shareholders and the Nominee will seek to realise proceeds from their sale. Ineligible Shareholders should note that the neither the Company nor the Nominee is acting as their agent and that there is no guarantee that any net proceeds will be realised from the sale of Entitlements. Holders of American Depositary Shares (including Highbridge) will not be eligible to participate in the Entitlement Offer.

Existing warrant holders need to exercise their warrants and be registered retail holders of fully paid ordinary shares on the Record Date if they wish to participate in the Entitlement Offer.

It is expected that up to approximately 102,571,367 New Shares will be issued as part of the Entitlement Offer. New Shares issued under the Entitlement Offer will rank equally with existing ordinary shares in the Company.

Eligible shareholders may apply for some or all of their Entitlement under the Entitlement Offer, and may also apply for New Shares in excess of their Entitlement at the Entitlement Offer Price, but only to the extent there are Entitlements not taken up or sold pursuant to the Entitlement Offer (Additional New Shares). There is no maximum cap on the number of Additional New Shares for which an eligible shareholder may apply for, subject to there being a sufficient shortfall under the Entitlement Offer and scale back by the Company at its discretion. No applicant for Additional New Shares may acquire additional New Shares if to do so would result in that applicant holding 20% or more of the ordinary Shares on issue.

The Company will notify shareholders as to whether they are eligible to participate in the Entitlement Offer. Eligible shareholders will be sent, on Tuesday, 8 May 2018, an offer booklet (Offer Booklet) including a personalised entitlement and acceptance form which will provide further details of how to participate in the Entitlement Offer. A copy of the Offer Booklet will also be lodged with the ASX on Monday, 30 April 2018. Any eligible shareholder who wishes to acquire New Shares under the Entitlement Offer will need to complete, or otherwise apply in accordance with, the personalised entitlement and acceptance form that will accompany the Offer Booklet. Eligible shareholders should read the Offer Booklet in full before deciding whether to subscribe for New Shares or sell their Entitlements.

The Company confirms that no dividend or distribution has been, or is planned to be, announced.

Effect of the Entitlement Offer on control of the Company

Completion of the Entitlement Offer may result in Nant Capital holding an increased shareholding in the Company. Nant Capital's shareholding in Benitec will range from 58,611,638 Shares (representing 28.56% of the ordinary shares on issue as of the date of this announcement and 26.57% after giving effect to the Placement) to 87,917,457 Shares (35.18% of Shares on issue after completion of the Entitlement Offer and the Placement), depending on the level of shareholder take up in the Entitlement Offer, the ability of the Nominee to sell Entitlements of Ineligible Shareholders and the level of applications for Additional New Shares.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

A schedule of Nant Capital's interest at completion of the Entitlement Offer and the Placement, based on a range of outcomes with respect to the size of the shortfall in the Entitlement Offer, is illustrated below:

	0% Shortfall		50% Shortfall		100% Shortfall
	Shares	Interest	Shares	Interest	Shares	Interest
Non-Nant Capital	235,240,664	72.79%	198,607,890	69.32%	161,975,116	64.82%
Nant Capital	87,917,457	27.21%	87,917,457	30.68%	87,917,457	35.18%
Shares on Issue Post Entitlement Offer and Placement	323,158,121	100%	286,525,347	100%	249,892,573	100%

Benitec does not believe that Nant Capital will acquire control of Benitec as a result of the Entitlement Offer. Notwithstanding this, should Nant Capital acquire control of Benitec as a result of the Entitlement Offer, Nant Capital's current intentions (which are subject to change as new information becomes available or as circumstances change) following completion of the Entitlement Offer are as follows:

•	there is no present intention to change the business of Benitec, including pursuant to the collaboration agreement with Benitec;

•	there is no present intention to inject further capital into Benitec. In appropriate circumstances, Nant Capital could, at its sole discretion, provide further capital (in the form of equity, equity linked, or debt securities) to Benitec in accordance with a capital raising proposed by the Benitec Board;

•	there is no present intention to change the employment of current employees of Benitec;

•	there is no present intention that would involve assets being transferred between Nant Capital and Benitec or their associates;

•	there is no present intention to otherwise redeploy the fixed assets of Nant Capital; and

•	there is no present intention to change the current financial and dividend policies of Benitec.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Proposed timetable

The Company intends that the Entitlement Offer will be conducted according to the following timetable:

Event	Date
Announcement of Entitlement Offer	Monday 30 April 2018
Notice sent to eligible and ineligible shareholders	Tuesday 1 May 2018
"Ex" date (date from which securities commence trading without the entitlement to participate in the Offer)	Wednesday 2 May 2018
Rights trading commences on deferred settlement basis	Wednesday 2 May 2018
Record Date for eligibility in Entitlement Offer (7:00pm, Sydney time)	Thursday 3 May 2018
Entitlement Offer opens	Tuesday 8 May 2018
Offer Booklet (and entitlement and acceptance form) dispatched. Announcement that dispatch has occurred.	Tuesday 8 May 2018
Rights trading commences on normal basis	Wednesday 9 May 2018
Rights trading ends	Monday 21 May 2018
Securities quoted on a deferred settlement basis	Tuesday 22 May 2018
Entitlement Offer closes (5:00pm, Sydney time)	Monday 28 May 2018
Notify ASX of undersubscriptions	Thursday 31 May 2018
Issue Date Deferred settlement trading ends	Monday 4 June 2018
Holding statements dispatched	Tuesday 5 June 2018
Securities quoted on a normal basis	Tuesday 5 June 2018

This timetable is indicative only. The directors may vary these dates subject to the ASX Listing Rules. An extension of the closing date will delay the anticipated date for issue of the New Shares. The directors of the Company also reserve the right not to proceed with the whole or part of the Entitlement Offer any time prior to the issue of the New Shares under the Entitlement Offer. In that event, the relevant application monies (without interest) will be returned in full to applicants.

For more information, shareholders should contact their stockbroker, solicitor, accountant, financial adviser or other professional adviser or the Benitec Shareholder Information Line on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) from 8.30am to 5.00pm (Sydney time) Monday to Friday.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Australia Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au

Summary Information

The following disclaimer applies to this document and any information contained in it (the Information). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with the Company's other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to the Company's expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to the Company, or any of its affiliates or persons acting on its behalf. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Neither the Company nor any other person, gives any representation, warranty, assurance, nor will guarantee that the occurrence of the events expressed or implied in any forward-looking statement will actually occur. To the maximum extent permitted by law, the Company and each of its advisors, affiliates, related bodies corporate, directors, officers, partners, employees and agents disclaim any responsibility for the accuracy or completeness of any forward-looking statements whether as a result of new information, future events or results or otherwise.

Not for release in the United States

This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction in which such an offer would be illegal. At this time, neither the Entitlements nor the New Shares have been, or will be, registered under the US Securities Act of 1933 (Securities Act), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Entitlements may not be taken up or exercised by, and the New Shares may not be offered or sold, directly or indirectly, to, any person in the United States or to any person acting for the account or benefit of a person in the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com